UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

December 15, 2023

Commission File Number 1-14712

ORANGE

(Translation of registrant’s name into English)

111 quai du Président Roosevelt
92130 Issy-les-Moulineaux, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

Press release

Paris, 14th December 2023

Transactions carried out as part of a share buyback program and outside of a liquidity contract

Orange announces that it has purchased treasury shares within the framework of its 2023 share buyback program.

These shares have been acquired to honour obligations related to long-term incentive plans for corporate officers and senior employees. The long-term incentive plans, which are conditional on presence and performance, were set up with the aim of involving Group key managers in the success of its strategic plan.

Name of the issuer: Orange (LEI: 969500MCOONR8990S771)

References of the share buyback program: A description of the program authorised by the Shareholders’ General Meeting held on 23 May 2023 (19th resolution) can be found in Orange’s 2022 universal registration document (section 6.5)

Securities identifying code: Ordinary shares (ISIN: 0000133308), listed on Euronext Paris / Compartment A

Start date of the program: The 19th resolution of the shareholders’ general meeting held on 23 May 2023 was activated at the Board of Directors meeting on 23 May 2023

Cash purchases of shares from 13th to 14th December 2023:

Trading date	Type of transaction	Number of shares	Daily weighted average purchase price (€)	Amount (€)
13 December 2023	Purchase	874,441	10.8561 €	9,493,018.94€
14 December 2023	Purchase	425,559	10.6906 €	4,549,481.05 €
Total	Purchase	1,300,000	10.8019 €	14,042,499.99 €

None of these shares were purchased as part of a share liquidity contract. Detailed information on these transactions may be found on the Orange website (Investors' Library (orange.com)).

About Orange

Orange is one of the world’s leading telecommunications operators with revenues of 43.5 billion euros in 2022 and 137,000 employees worldwide at 30 September 2023, including 73,000 employees in France. The Group has a total customer base of 296 million customers worldwide at 30 September 2023, including 251 million mobile customers and 25 million fixed broadband customers. The Group is present in 26 countries. Orange is also a leading provider of global IT and telecommunication services to multinational companies under the brand Orange Business. In February 2023, the Group presented its strategic plan « Lead the Future », built on a new business model and guided by responsibility and efficiency. « Lead the Future » capitalizes on network excellence to reinforce Orange's leadership in service quality.

Orange is listed on Euronext Paris (symbol ORA) and on the New York Stock Exchange (symbol ORAN).

For more information on the internet and on your mobile: www.orange.com, www.orange-business.com, and the Orange News app or to follow us on Twitter: @orangegrouppr.

Orange and any other Orange product or service names included in this material are trademarks of Orange or Orange Brand Services Limited.

Press contacts:

Tom Wright tom.wright@orange.com

Caroline Cellier caroline.cellier@orange.com

ORANGE

Date: December 15, 2023	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations